UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021

Commission File Number: 000-55899

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

(Exact Name of Registrant as Specified in Its Charter)

Avenida Prolongación Paseo de la Reforma 500

Colonia Lomas de Santa Fe

Alcaldía Álvaro Obregón

01219, Ciudad de México

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

TABLE OF CONTENTS

ITEM
1.	Call for the Series “B” and Series “F” Special Shareholders’ Meeting to be held on April 20, 2021.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

By:	/s/ Hector Chávez Lopez
	Name:	Hector Chávez Lopez
	Title:	Executive Director of Investor Relations

Date: March 18, 2021

Item 1

BANCO SANTANDER MEXICO, S.A.,

INSTITUCIÓN DE BANCA MULTIPLE,

GRUPO FINANCIERO SANTANDER MEXICO

CALL

The Board of Directors of Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México, pursuant to Articles 182, 183 y 186 of the Mexican General Corporations Law (“Ley General de Sociedades Mercantiles”) and the corporate bylaws, hereby calls Series “F” and Series “B” shareholders to attend the General Extraordinary Shareholders’ Meeting to be held at 12:00 p.m. on April 20, 2021 at the company’s headquarters located at Prolongación Paseo de la Reforma 500, Lomas de Santa Fe, Álvaro Obregón, Mexico City, 01219, Mexico, to discuss the following:

AGENDA

I.	Proposal for the Company to issue Capital Securities in the form of perpetual, subordinated non-preferred, contingent convertible notes that may be converted into ordinary shares of Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México, to be offered abroad in accordance with the requirements established in Appendix 1-R of CNBV’s “General Rules for Banking Institutions” (“Disposiciones de Carácter General Aplicables a las Instituciones de Crédito”) and other applicable provisions of the Mexican Banking Institutions Law (“Ley de Instituciones de Crédito”), as well as the authorization the Mexican Central Bank grants for that purpose.

II.	Proposal to increase the Company’s share capital by the issuance of treasury stock, in order to cover the possible conversion into equity of the Capital Securities referred to in the previous item, in which case Article 132 of the Mexican General Corporations Law (“Ley General de Sociedades Mercantiles”) will not be applicable.

III.	Proposal to amend the Company’s bylaws.

IV.	Designation of special delegates to formalize and fulfill the resolutions adopted at the Shareholders’ Meeting.

In order to attend the Meeting, Shareholders must present their Admission Card, which they can obtain at the office of the Secretary of the Board’ located at Prolongación Paseo de la Reforma 500, second level, module 207, Lomas de Santa Fe, Álvaro Obregón, Mexico City, 01219, Mexico.

The Secretary of the Board will provide Admission Cards to shareholders upon presentation of the deposit certificate issued by S.D. Indeval, Institución para el Depósito de Valores, S.A. de C.V., complemented, if applicable, by the list of holders of the deposited shares. Shareholders must also submit a copy of their taxpayer identification card, pursuant to Article 27 of the Mexican Federal Tax Code (“Código Fiscal de la Federación”).

The Shareholders’ Registry will close two business days before the date of the Shareholders’ Meeting.

Shareholders can appoint a proxy by means of a power of attorney to represent them at the Meeting, using the forms prepared by the Company in accordance with the terms established in Article 16 of the Mexican Banking Institutions Law (“Ley de Instituciones de Crédito”). These forms will be available to shareholders as of the date hereof at the Secretary of the Board’s office, located in the domicile previously stated, so they may collect them and deliver them to their representatives.

Mexico City, March 16, 2021.

Lic. Fernando Borja Mujica
Secretary of the Board